Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)
     The ratio of earnings to fixed charges represents income (loss) from continuing operations before income taxes, noncontrolling interests, equity (loss) income of affiliates and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income tax expense and other items(1) (2)	$2,913	$1,252	$(389)	$1,212	$907
Adjustments:
Fixed charges added to earnings	135	147	125	102	101
Dividends from equity affiliates	2	—	2	1	—
Amortization of capitalized interest	17	17	18	13	16

	$3,067	$1,416	$(244)	$1,328	$1,024

Fixed Charges:
Net interest expense(3)	$120	$135	$118	$97	$97
Portion of rental expense representative of interest	16	12	7	5	4

Fixed charges added to earnings	136	147	125	102	101
Capitalized interest	111	47	50	57	39

	$247	$194	$175	$159	$140

Ratio of earnings to fixed charges	12.4	7.3	(4)	8.3	7.3

(1)	Income (loss) from continuing operations before income tax expense, noncontrolling interest, equity (loss) income of affiliates and cumulative effect of a change in accounting principle.

(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(4)	Earnings for 2007 were inadequate to cover fixed charges by $419.